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Press Release Monday, April 14, 2008
WACHOVIA CORPORATION PRICES $7 BILLION IN CONCURRENT OFFERINGS OF COMMON STOCK AND CONVERTIBLE PREFERRED STOCK

CHARLOTTE, N.C. – Wachovia Corporation (NYSE: WB) today announced the pricing of its previously announced concurrent offerings of $3.5 billion or 145,833,334 shares of common stock and $3.5 billion or 3,500,000 shares of Non-Cumulative Perpetual Convertible Class A preferred stock, Series L, with a liquidation preference of $1,000 per share. The completion of either offering is not conditioned on the success of the other. Wachovia Corporation has also granted the underwriters for the offerings an over-allotment option to purchase up to 21,875,000 additional shares of the common stock and an over-allotment option to purchase up to 525,000 additional shares of the convertible preferred stock. The offerings are being conducted as public offerings registered under the Securities Act of 1933, as amended.

“We’re gratified by the significant oversubscription led by strong support from our existing investors for the equity capital offerings that Wachovia issued today,” said Ken Thompson, Wachovia’s chairman and chief executive officer. “This issuance was a prudent response to unprecedented economic conditions, and will sharply increase our capital ratios. With fortified capital and our strong deposit base, we believe we’re well-positioned to continue to successfully weather this uniquely challenging period.”

The common stock offering was priced at $24.00 per share. Wachovia Corporation estimates that the net proceeds from the common stock offering will be approximately $3.4 billion, after deducting underwriting commissions (or approximately $3.9 billion, if the underwriters exercise their over-allotment option to purchase additional shares of common stock in full). Wachovia Corporation intends to use the net proceeds from the sale of the common stock for general corporate purposes.

The convertible preferred stock will pay, only if, as and when declared by Wachovia Corporation’s board of directors, cash dividends on each March 15, June 15, September 15 and December 15, beginning on June 15, 2008, at a rate per annum equal to 7.50%, payable quarterly in arrears on a non-cumulative basis.

Each share of convertible preferred stock will be convertible at any time, at the holder’s option, into 32.0513 shares of Wachovia Corporation’s common stock, plus cash in lieu of fractional shares (equivalent to an initial conversion price of approximately $31.20 per share of Wachovia Corporation’s common stock). The conversion rate will be subject to customary anti-dilution adjustments and will also be adjusted upon the occurrence of certain other events. In addition, on or after March 15, 2013, Wachovia Corporation may cause some or all of the convertible preferred stock to convert provided that Wachovia Corporation’s common stock has a closing sale price exceeding 130% of the applicable conversion price for 20 trading days within any period of 30 consecutive trading days.

Wachovia Corporation estimates that the net proceeds from the convertible preferred stock offering will be approximately $3.4 billion, after deducting underwriting commissions (or approximately $3.9 billion, if the underwriters exercise their over-allotment option to purchase additional shares of convertible preferred stock in full). Wachovia Corporation intends to use the net proceeds from the sale of the convertible preferred stock for general corporate purposes.

Wachovia Securities is serving as global coordinator and joint bookrunning manager and Goldman, Sachs & Co is serving as joint bookrunning manager of these offerings. The offerings will be made under Wachovia Corporation’s shelf registration statement filed with the Securities and Exchange Commission.

Any offer of securities will be made by means of the prospectus supplement and accompanying prospectus relating to each offering. When available, copies of the prospectus supplement and accompanying prospectus relating to each offering can be obtained by contacting: Wachovia Securities, Attn: Equity Syndicate, 375 Park Avenue, New York, New York 10152-4077 or email: equity.syndicate@wachovia.com; or Goldman, Sachs & Co., Attn: Prospectus Dept., 85 Broad St., New York, NY 10004, Fax: 212 902 9316 or email at prospectus-ny@ny.email.gs.com.

About Wachovia

Wachovia Corporation (NYSE:WB) is one of the nation’s largest diversified financial services companies, with assets of $808.9 billion and market capitalization of $53.8 billion at March 31, 2008. Wachovia provides a broad range of retail banking and brokerage, asset and wealth management, and corporate and investment banking products and services to customers through 3,300 retail financial centers in 21 states from Connecticut to Florida and west to Texas and California, and nationwide retail brokerage, mortgage lending and auto finance businesses. Globally, clients are served in selected corporate and institutional sectors and through more than 40 international offices. Our retail brokerage operations under the Wachovia Securities brand name manage more than $1.1 trillion in client assets through 18,600 registered representatives in 1,500 offices nationwide. Online banking is available at wachovia.com; online brokerage products and services at wachoviasec.com; and investment products and services at evergreeninvestments.com.

Forward-Looking Statements

This news release contains various forward-looking statements. A discussion of various factors that could cause Wachovia Corporation’s actual results to differ materially from those expressed in such forward-looking statements is included in Wachovia’s filings with the Securities and Exchange Commission, including its Current Report on Form 8-K, dated April 14, 2008.

The issuer has filed a registration statement (including prospectus) with the SEC for the offerings to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and these offerings. You may get these documents for free by visiting EDGAR on the SEC

Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offerings will arrange to send you the relevant prospectus if you request it by calling toll-free 1-800-326-5897 or you may e-mail a request to syndicate.ops@wachovia.com.

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